EXHIBIT 11

AFLAC INCORPORATED AND SUBSIDIARIES
Computation of Earnings Per Share

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Numerator (in millions):
Basic: net earnings applicable
to common stock	$240	$193	$635	$525
Diluted: net earnings applicable
to common stock	240	193	635	525

Denominator (in thousands):
Average outstanding shares used in the
computation of earnings per share - basic	516,984	524,266	518,169	526,063

Average outstanding shares used in the
computation of earnings per share - basic	516,984	524,266	518,169	526,063
Dilutive effect of stock options	10,924	11,777	10,869	12,910

Average outstanding shares used in the
computation of earnings per share - diluted	527,908	536,043	529,038	538,973

Earnings per share:
Basic	$.46	$.37	$1.22	$1.00
Diluted	.45	.36	1.20	.97

EXH 11-1